Exhibit 1.01

MICROSOFT CORPORATION

CONFLICT MINERALS REPORT

FOR THE REPORTING PERIOD FROM

JANUARY 1 TO DECEMBER 31, 2014

I. INTRODUCTION

This Conflict Minerals Report for MICROSOFT CORPORATION is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1 to December 31, 2014 (the “2014 reporting cycle”). The Report covers activities of all Microsoft majority-owned subsidiaries and variable interest entities that are subject to the Rule (“Microsoft”)1. The Rule imposes certain due diligence and reporting obligations on SEC registrants whose manufactured products (including products contracted to be made for that registrant) contain “conflict minerals” necessary to the functionality or production of those products. The Rule defines “conflict minerals” to include cassiterite, columbite-tantalite, gold, wolframite and their derivatives limited to tin, tantalum, tungsten, and gold (collectively referred to as “3TGs”).

Microsoft is committed to the responsible sourcing of raw materials globally in support of human rights, labor, health and safety, environment, and ethics (for more information, please see our Responsible Sourcing of Raw Materials policy). This commitment includes our efforts to responsibly address conflict minerals in our hardware products supply chain. This year’s report documents our efforts, which demonstrate meaningful progress.

The number of conflict-free smelters in our supply chain increased from 80 to 148 due to the integration of Nokia, targeted supplier outreach, and maturation of the Conflict Free Smelter Program (CFSP) - of which Microsoft is a strong partner and supporter. Since completion of Microsoft’s data analysis on March 26, 2015, Microsoft has learned that all tantalum smelters identified in Microsoft’s supply chain have been validated as conflict free. On May 20, 2015, the Conflict Free Sourcing Initiative (“CFSI”) – of which Microsoft is a member, announced that 100% of all known tantalum suppliers are participating in the CFSP. This represents further refinement of industry due diliegcen tools for conflict minerals reporting. We have also taken several notable actions to further improve our own conflict minerals due diligence, including:

•	Completing an external assessment of our conflict minerals due diligence program by a third party audit firm. This readiness assessment evaluated Microsoft’s alignment with the five-step Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition) (“OECD Guidance”), including its Supplements.

[1]	Microsoft Corporation acquired Nokia Corporation’s Devices and Services business on April 25, 2014. This CMR encompasses the acquired Devices and Services business, including its manufacturing operations. As of the date of acquisition, all Nokia Devices and Services suppliers were contractually bound to meet conflict minerals disclosure requirements and, during 2014, Microsoft modified its conflict minerals processes and procedures to cover these suppliers.

•	Enhancing our supplier data collection process by engaging an automated third party solution to minimize responsible sourcing risks and ensure supplier accountability.

•	Strengthening our external engagement with key responsible sourcing stakeholders and improving our internal controls and procedures to systematically enhance industry as well as Microsoft’s due diligence controls to advance responsible sourcing of 3TG minerals.

Microsoft develops and markets software, services, and hardware devices that deliver new opportunities, greater convenience, and enhanced value to people’s lives. Our hardware products manufactured during the 2014 reporting cycle included the Surface line of tablets and accessories; Xbox gaming/entertainment consoles and accessories; personal computing accessories such as mice and keyboards; mobile devices, including Nokia and Lumia cell phones; Surface Hub large video displays; and the Microsoft Band wellness device.

Microsoft hardware products contain one or more 3TGs and are within the Rule’s scope. On the basis of our “reasonable country of origin inquiry” (“RCOI”) required by the Rule and described in Section II, we cannot exclude the possibility that some of the 3TGs contained in our hardware products may have originated in the Democratic Republic of Congo (“DRC”) or an adjoining country (each a “Covered Country” for purposes of the Rule). For that reason, we are submitting this Conflict Minerals Report (“CMR”), which describes the conflict minerals due diligence we have performed pursuant to the Rule, as an exhibit to our Form SD.

This CMR, which includes sections titled Reasonable Country of Origin Inquiry, Due Diligence Design and Performance, Smelter Information, Improvements from 2013 Conflict Minerals Report, and Future Actions, is designed to meet the reporting requirements of the Rule. It is publicly available on our website: see Responsible Sourcing. The manufacture of hardware products during any specified time period likely includes raw materials sourced before, as well as during, that time period. In particular, some 3TGs used during the 2014 reporting cycle may have been smelted and refined prior to January 31, 2013 and were, therefore, exempt under the Rule. While such 3TGs are excluded from the Rule’s scope, our RCOI and supply chain due diligence conducted for the 2014 reporting cycle may have included such minerals.

II. REASONABLE COUNTRY OF ORIGIN INQUIRY

Our RCOI corresponds to the first and second steps of the five-step OECD Guidance, as that Guidance (including its Supplements) applies to each of the 3TGs and to Microsoft as a “downstream company.” The OECD Guidance provides a framework for detailed due diligence to support responsible global supply chain management of minerals, including the 3TGs and, as of December 2014, was the only nationally or internationally recognized framework for conflict minerals due diligence.

As a direct and contract manufacturer, Microsoft does not directly source 3TGs. We source products and components from suppliers, which source materials from their subtier suppliers. Our supply chain is extensive and complex with many layers of suppliers positioned between ourselves and 3TG smelters, refiners, and mines. Our contracts require our supplier partners to identify, by weight, each and every substance including, but not limited to, 3TGs contained in the products and components supplied to us. We refer collectively in this CMR to our manufacturing partners, our strategic component suppliers, and their respective contracted suppliers as “in-scope suppliers.” Due to our extended supply chain, we rely on our in-scope suppliers to provide us with information concerning the sources and chains of custody of 3TGs necessary to the functionality or production of Microsoft hardware products. We provide more detail on our supply chain due diligence process in Section III.

A. Establish Strong Company Management Systems

1. Company Policies

Microsoft’s Responsible Sourcing of Raw Materials policy describes our approach and commitment to work toward a goal of sourcing only conflict-free 3TGs in our hardware products. Microsoft is committed to the sourcing of raw materials in a way that supports human rights, labor, health and safety, environment, and ethics. Consistent with this mission, we address the issues associated with the harvesting, extraction, and transportation of raw materials as a global responsibility applicable to all substances used in our products - unbounded by specific materials or locations.

Microsoft’s policies also include, but are not limited to, Microsoft’s Global Human Rights Statement; our Supplier Code of Conduct, which defines our expectations concerning ethical business, employment, environmental, and worker safety practices; and our internal Standards of Business Conduct, which outlines expected behaviors for all Microsoft employees. Microsoft policies and procedures require contracted suppliers to immediately notify Microsoft if they obtain information or knowledge that minerals used in the products that they supply to Microsoft may contain 3TGs from a Covered Country that may be directly or indirectly financing or benefitting armed groups in those countries. Such information would trigger an escalation process that may result in termination of Microsoft’s business relationship with the supplier. For more information, see Section III.

2. Internal Management Team

A cross-functional team supports Microsoft’s responsible sourcing activities, including compliance activities associated with the Rule. The Corporate Vice President of Microsoft’s Manufacturing and Supply Chain organization sponsors this team. The team meets regularly, according to Microsoft’s internal Conflict Minerals Program Manual, to assess the progress of our compliance program and identify steps that are necessary to meet our compliance obligations. The team also trains other internal stakeholders on their roles and responsibilities for implementing and supporting Microsoft’s responsible sourcing program.

3. System of Supply Chain Controls and Transparency

We require our contracted suppliers to fully disclose the materials that are present in the products or components they supply to us, which may include information obtained from subtier suppliers. These material disclosure requirements explicitly cover 3TGs. Our contracted suppliers are responsible for communicating these 3TG sourcing requirements and specifications to their suppliers. These disclosures are assessed for credibility and potential sourcing risk. In cases where risk is identified, Microsoft implements an escalation policy, which may result in termination of Microsoft’s business relationship with the supplier.

Microsoft has been a longstanding member of the Global e-Sustainability Initiative (“GeSI”) and the Electronics Industry Citizenship Coalition (“EICC”) - two organizations that initiated the Conflict-Free Sourcing Initiative (“CFSI”). Founded in 2008 by EICC and GeSI members, the CFSI has become one of the most utilized and respected resources for addressing supply chain conflict minerals issues for companies from a wide range of industry sectors. We participate in numerous industry efforts to further enhance 3TG sourcing controls and transparency. The CFSI aims to identify smelters that can demonstrate that the 3TGs that they process do not originate from sources contributing to armed conflict in a Covered Country. Microsoft also provided financial support to the Industrial Technology Research Institute’s (“ITRI”) Tin Supply Chain Initiative (“iTSCi”) to help establish a system of traceability and due diligence in Covered Countries. We have also funded an early adopters program and provided initial audit funds to enable more smelters to become validated as “conflict-free” through CFSI’s Conflict-Free Smelter Program (“CFSP”).

We also support the efforts of several other organizations that promote responsible mining and raw material sourcing, including the Public-Private Alliance for Responsible Minerals Trade (“PPA”), the Initiative for Responsible Mining Assurance (“IRMA”), the Alliance for Responsible Mining (“ARM”), and the “Pact” organization. We partner with organizations in several industry sectors that are working to foster end-to-end mining sustainability, from artisanal miners to larger mining enterprises. Microsoft also sponsors the Multi-Stakeholder Group, hosted by the Responsible Sourcing Network, which coordinates efforts to promote security and stability in the DRC region by engaging governments to bring an end to the conflict in the DRC.

4. Supplier Engagement

In light of our corporate size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, we rely on our in-scope suppliers to provide us with information concerning the source and chain of custody of 3TGs contained in the products and components they supply. Many of our in-scope suppliers are also subject to the Rule, and they rely on information provided by their upstream suppliers.

We drive responsible sourcing through our extended supply chain by exercising due diligence regarding our in-scope suppliers’ sourcing of raw materials in their upstream supply chains. We also use tools that include supplier and smelter capability building and we support broader industry efforts to promote responsible mining and sourcing, as outlined above. Finally, we conduct audits of our contracted suppliers to verify conformance to Microsoft requirements. More information is set forth below.

•	Supplier Due Diligence: We require our in-scope suppliers to meet our material disclosure requirements and related responsible sourcing policies through contractual provisions and product specifications that we communicate, monitor, and track electronically to ensure that are suppliers are meeting our requirements. These policies and procedures are outlined in Section III. We also train our directly contracted suppliers to meet our requirements through Microsoft-led supplier training sessions, educational forums, and through direct communications.

•	Capability Building and Partnerships: We work closely with our upstream supply chain partners to build the raw material supplier capabilities for achieving our raw material sourcing goals. We invest in programs to increase suppliers’ capabilities and provide them with platforms to exchange best practices with their industry peers.

•	Supplier Audits: Microsoft conducts audits of its contracted hardware and packaging suppliers to assess their conformance to Microsoft requirements, including with respect to supply chain transparency. All new contracted hardware and packaging suppliers undergo an initial capability assessment to verify conformance to Microsoft requirements. Microsoft requirements include robust raw material sourcing checkpoints that Microsoft continuously seeks to improve to ensure responsible sourcing of minerals. Microsoft selects and retains only those business partners who commit to meeting these requirements. A failure by a supplier or any subtier supplier to conform to these requirements while doing Microsoft-related business may constitute a breach of the supplier’s contractual agreement with Microsoft. During the 2014 reporting cycle, auditors engaged by Microsoft conducted onsite audits of 94 contracted hardware and packaging suppliers to assess areas of Social and Environmental Accountability (SEA) conformance, including whether the suppliers had a conflict minerals policy, systems to implement that policy, and documentation to verify compliance to Microsoft requirements.

CFSI’s “Practical Guidance for Downstream Companies” document states that “all of the [OECD Guidance’s] red flag triggers are contained in the upstream portion of the supply chain.” Because the red flag conflict mineral supply chain “triggers” are directed to upstream companies, rather than downstream manufacturers such as Microsoft, we mitigate risks associated with the sourcing of 3TGs by working with our in-scope suppliers to identify 3TG smelters and refiners and encouraging those facilities to become CFSP compliant or, failing to do so, use an alternate facility that is CFSP compliant. We also participate in industry-wide initiatives, such as the CFSI, that assess smelter/refiner compliance with the OECD Guidance as recommended by CFSI guidance documents. We require our in-scope suppliers to actively work with their upstream suppliers to mitigate risks associated with their sourcing of 3TGs.

5. Grievance Mechanism

Microsoft’s Global Human Rights Statement includes our commitment to provide an anonymous grievance reporting mechanism for our employees and other stakeholders who may be impacted by our operations. The policy encourages Microsoft and supplier employees to report suspected human rights abuses, including conflict mineral concerns. We investigate and, where appropriate, take remedial action to address reported incidents. We also participate in industry efforts to develop specific grievance mechanisms for conflict minerals-related issues, including PPA’s efforts to establish an in-region hotline.

B. Identify and Assess Risk in the Supply Chain

We have taken the following steps to identify and assess supplier conflict mineral sourcing risk in connection with the 2014 reporting cycle2:

•	We surveyed all potential in-scope suppliers to determine the status of any 3TGs contained in manufactured hardware products supplied to Microsoft during the 2014 reporting cycle. We identified 469 contracted suppliers. Utilizing the CFSI-standard Conflict Minerals Reporting Template (“CMRT”) and the services of a third-party solution provider, we surveyed these suppliers. The survey included questions regarding a supplier’s responsible sourcing policies, its practices for engaging with its upstream suppliers, and a request to list all the smelters and/or refiners from which its 3TGs were sourced. The CMRT includes other detailed questions concerning the origins of 3TGs contained in the supplier’s products as well as its 3TG due diligence policies and procedures.

•	The survey was conducted in accordance with the OECD Guidance as tailored for Microsoft’s role as a downstream company. Supplier CMRT submissions were reviewed to validate that they were complete and to identify any contradictions or inconsistencies. We worked with our third-party solution provider to secure updated responses from suppliers.

•	Of the 469 potential in-scope suppliers surveyed, 357 were determined to be in-scope suppliers that were active during the 2014 reporting year. Active suppliers were contracted suppliers that provided components for the manufacture of Microsoft’s hardware products during the 2014 reporting cycle. We received survey responses from 291 (82%) of these 357 active suppliers. The remaining nonresponsive suppliers will be identified for possible escalation.

III. DUE DILIGENCE DESIGN AND PERFORMANCE

On the basis of our RCOI, we have determined that 3TGs contained in our hardware products may have originated in one or more Covered Country. Accordingly, we have designed and performed due diligence on the source and chain-of-custody of those 3TGs.

A. Due Diligence Design

Our 3TG due diligence process has been designed in conformance with the third, fourth and fifth steps of the five-step OECD Guidance. The first and second steps of the five-step OECD Guidance were addressed in Section II.

[2]	Microsoft completed its supplier conflict mineral sourcing data analysis on March 26, 2015.

B. Due Diligence Performance

1. Design and Implement a Strategy to Respond to Risks

Microsoft requires its suppliers to take affirmative actions to minimize the possible sourcing of 3TGs from conflict-affected and high-risk areas. We establish these requirements through contractual provisions with our direct suppliers. Microsoft’s supplier specification H00594, Restricted Substances for Hardware Products (“H00594”), requires 100% identification of all materials used in all packaging and hardware products and parts supplied to Microsoft at the component level.

H00594 requires contracted suppliers to do the following:

•	Post a responsible sourcing policy, conforming to the OECD Guidance, on their website.

•	Exercise due diligence on the source and chain of custody of any 3TG contained in products they provide to Microsoft.

•	Identify by name each smelter or refiner that has processed or otherwise handled 3TGs contained in those products.

•	Encourage those smelters and refiners to participate in the CFSP or an equivalent third party conflict-free certification scheme, when available.

•	Ensure that minerals in their supply chain are sourced from smelters or refiners that are compliant with the CFSP or an equivalent independent private sector audit firm, when available.

•	Notify Microsoft immediately if they obtain information or knowledge that the minerals used in the products that they supply to Microsoft may contain 3TGs sourced from a Covered Country.

H00594 requires Microsoft suppliers to impose these same requirements on their subtier suppliers and to provide appropriate training and support to help their subtier suppliers meet Microsoft requirements. To facilitate this process, Microsoft product specification H00642, Restricted Substance Control System (“H00642”), requires Microsoft suppliers to utilize the common industry template provided by the CFSI and found at www.conflictfreesourcing.org.

To respond to possible conflict mineral risks that are identified during our due diligence process, Microsoft implements responsible sourcing practices, including our conflict minerals compliance program to communicate with suppliers which may be sourcing 3TGs from a Covered Country under conditions that may be directly or indirectly financing or benefitting armed groups. The program includes an escalation process that may require a contracted supplier to find an alternative source of 3TGs for use in products or components supplied to Microsoft or be terminated as a Microsoft supplier. To date, we have not encountered a responsible sourcing issue with a supplier that has resulted in contract termination.

We assess the status of our due diligence efforts during conflict minerals core team meetings, as described in Section II.A.2 above. The team meets according to Microsoft’s internal Conflict Minerals Program Manual to assess the progress of our compliance program and identify steps that are necessary to meet our compliance obligations. Program status updates are provided to Microsoft’s Corporate Vice President of Manufacturing and Supply Chain organization on a monthly basis. We utilize supplier survey updates, supplier communications, supplier social and environmental accountability audits, and new supplier briefings to prevent the introduction of any new 3TG sourcing risk to our supply chain.

To help reduce risk on a global scale, and to improve 3TG responsible sourcing closer to the actual mines and smelters where 3TGs originate and are processed, we participate in or are members of several industry-wide responsible mining and smelting initiatives, including CFSI, PPA, ITRI’s iTSCi program, IRMA, Pact, and ARM. These groups share, among other objectives, the common goal of securing the responsible sourcing of 3TGs. We also have encouraged smelters and refiners to participate in independent assessments of their own 3TG sourcing activities through mechanisms such as the CFSI.

2. Carry Out Independent Third Party Audit of Supply Chain Due Diligence

As contemplated by the OECD Guidance, Microsoft is a member of CFSI, an industry initiative that audits smelters’ and refiners’ due diligence activities. Microsoft obtained smelter and refiner data through our membership in the CFSI using the Reasonable Country of Origin Inquiry Data for member MSFT to support certain statements contained in this CMR.

Microsoft supported the launch and is a member of the CFSP through which 3TG smelters and refiners are independently audited in accordance with CFSP assessment protocols. Our due diligence program leverages these independent smelter audits, which are undertaken in accordance with the CFSP and other similar programs, to support our due diligence findings.

We also helped fund a CFSP audit program that makes it easier for smelters and refiners to get validated as “conflict-free” and we have engaged with a third party to assist smelters prepare for CFSI audits. As described in Section II.A.3, we also support the efforts of PPA, IRMA, ARM, and Pact – groups that work to advance responsible sourcing. In addition, we have participated in smelter outreach events to help educate tin smelters, trading companies, and government officials on the responsible sourcing expectations of consumer product manufacturers, including, but not limited to, those expectations necessary to meet the Rule’s compliance obligations.

3. Report on Supply Chain Due Diligence

Microsoft’s Responsible Sourcing of Raw Materials policy and other responsible sourcing documents are available on our external website. We file our CMR, required by Section 1502 of the Dodd-Frank Act, annually with the SEC. These disclosures are available on our Corporate Citizenship website.

IV. SMELTER INFORMATION

A. 3TG Processing Facilities

As described in Section II, we require our contracted suppliers to provide full material declarations for all substances, including 3TGs, contained in the products and components they supply to us. We also require each of our contracted suppliers to impose these same disclosure obligations on their subtier suppliers. For smelter and refiner identification, the vast majority of our in-scope suppliers provided data at a company or divisional level, or otherwise were unable to identify specific entities that had processed 3TGs contained in the products or components supplied to us. This was expected given the multiple tiers of supply chain actors that are positioned between our in-scope suppliers and 3TG smelters or refiners.

We are unable, at this time, to verify that all 3TGs reported by our in-scope suppliers were contained in products or components supplied to us or another Microsoft-contracted supplier. We are also unable to verify that any of the 3TG smelters or refiners that our in-scope suppliers identified were part of our raw materials supply chain. Nonetheless, we have made a reasonable good faith effort to collect and evaluate the information concerning 3TG smelters and refiners based on information provided by our in-scope suppliers.

Our supplier survey data revealed 16,775 potential 3TG smelters or refiners in the Microsoft supply chain. We validated the data by removing duplicates, reconciling multiple names for a single entity, and eliminating otherwise invalid names. This process reduced the list to 391 entities. Of this list, 60 entities were unknown to CFSI (but are being investigated by CFSI members) and another 64 entities had been misidentified and were not actual smelters or refiners. After removing those entities from the list, 267 smelters or refiners remained.

Figure 1 categorizes those 267 facilities by 3TG mineral and identifies which facilities are CFSI compliant, are scheduled for audit, have been contacted for further engagement, are awaiting outreach from CFSI, or are members of the Tungsten Industry—Conflict Minerals Council (“TI-CMC”) and have agreed to complete a CFSP validation audit within two (2) years of joining TI-CMC. Table 1 (below) provides the conflict mineral status of these 267 smelters and refiners.

Figure 1: Unique CFSI Confirmed Smelters by 3TG

Table 1: Conflict Mineral Status of Confirmed Smelter3

Facility (Smelter or Refiner) Name	Conflict-Free Status
Advanced Chemical Company	Unknown
Bauer Walser AG	Unknown
Caridad	Unknown
Yunnan Copper Industry Co Ltd	Unknown
Daejin Indus Co. Ltd	Unknown
Daye Non-Ferrous Metals Mining Ltd.	Unknown
Doduco	Unknown
FSE Novosibirsk Refinery	Unknown
Gansu Seemine Material Hi-Tech Co Ltd	Unknown
Hangzhou Fuchunjiang Smelting Co., Ltd.	Unknown
Hunan Chenzhou Mining Group Co., Ltd.	Unknown
Lingbao Gold Company Limited	Unknown
Lingbao Jinyuan Tonghui Refinery Co. Ltd.	Unknown
Luoyang Zijin Yinhui Metal Smelt Co Ltd	Unknown
Penglai Penggang Gold Industry Co Ltd	Unknown
So Accurate Group, Inc.	Unknown
Tongling nonferrous Metals Group Co., Ltd	Unknown
Guangdong Jinding Gold Limited	Unknown
Shanghai Jiangxi Metals Co. Ltd	Unknown
CV Makmur Jaya	Unknown
Estanho de Rondônia S.A.	Unknown
Gejiu Zi-Li	Unknown
Huichang Jinshunda Tin Co. Ltd	Unknown
Gejiu Kai Meng Industry and Trade LLC	Unknown
Linwu Xianggui Smelter Co	Unknown
Novosibirsk Integrated Tin Works	Unknown
PT Alam Lestari Kencana	Unknown
PT Babel Surya Alam Lestari	Unknown
PT Bangka Kudai Tin	Unknown
PT Bangka Timah Utama Sejahtera	Unknown
PT Fang Di MulTindo	Unknown
PT HP Metals Indonesia	Unknown
PT Koba Tin	Unknown
PT Seirama Tin investment	Unknown
PT Supra Sukses Trinusa	Unknown
PT Pelat Timah Nusantara Tbk	Unknown
PT Tommy Utama	Unknown
PT Yinchendo Mining Industry	Unknown
The Gejiu cloud new colored electrolytic	Unknown
PT Hanjaya Perkasa Metals	Unknown

[3]	Data as of March 26, 2015.

Table 1: Conflict Mineral Status of Confirmed Smelter Continued

Facility (Smelter or Refiner) Name	Conflict-Free Status
Jiangxi Minmetals Gao’an Non-ferrous Metals Co., Ltd.	Unknown
Ganxian Shirui New Material Co., Ltd.	Unknown

148 Smelter/Refiner Facilities	CFSP Compliant
43 Smelter/Refiner Facilities	CFSP Active
10 Smelter/Refiner Facilities	In Communication with CFSI
11 Smelter/Refiner Facilities	TI-CMC
13 Smelter/Refiner Facilities	LBMA[4]

Figure 2 graphics show the geographic distribution of the 267 smelters and refiners by 3TG mineral. The relative circle size corresponds to the relative number of times our in-scope suppliers identified each 3TG smelter or refiner in their completed CMRT form

Figure 2: Location and Relative Number of Smelters and Refiners by 3TG Mineral

Gold

[4]	London-Bullion Market Association (“LBMA”) Smelters/Refiners are registered with LBMA and subject to audits approved by CFSI. Audits are not yet completed.

Tantalum

Tin

Tungsten

B. 3TG Countries of Origin

To draw reliable conclusions as to 3TG countries of origin, we have, consistent with the OECD Guidance, relied on our suppliers’ use of the CMRT as a tool for querying and transmitting information along the 3TG supply chain. We also have relied, again consistent with the OECD Guidance, on the CFSP program as another valuable country-of-origin determination tool.

Countries of origin for the CSFP-compliant smelters and refiners that were identified on our list include: Angola, Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Burundi, Canada, Central African Republic, Chile, China, Colombia, Cote D’Ivoire, Czech Republic, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Kenya, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Mozambique, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Republic of Congo, Russia, Rwanda, Sierra Leone, Singapore, Slovakia, South Africa, South Korea, South Sudan, Spain, Suriname, Switzerland, Taiwan, Tanzania, Thailand, The Democratic Republic of Congo, Uganda, United Kingdom, United States of America, Vietnam, Zambia, and Zimbabwe.

Figure 3 provides a graphical presentation of the countries of origin for 3TGs processed in CFSP-compliant smelters and refiners that our in-scope suppliers identified. Although Covered Countries are listed in Microsoft’s countries of origin list, we note that a CFSP-validated “conflict-free” smelter may source 3TGs from Covered Countries in a manner that does not contribute to armed conflict. Countries of origin of 3TGs processed in other smelters or refiners, i.e., those that are not CFSP-compliant, may include, but are not necessarily limited to, the countries listed above and depicted on Figure 3. At this time, we have credible country-of-origin information only for CFSP-compliant facilities.

Figure 3: Country-of-Origin Information for CFSP-Compliant Smelters and Refiners

For identified conflict-free smelters for which minerals sourcing information is available from CFSI:

•	18 conflict-free smelters or refiners are sourcing from the Covered Countries.

•	11% of the conflict-free smelters or refiners process only recycled or scrap material.

•	81% of the conflict-free smelters are not sourcing from the Covered Countries.

C. 3TG Mines or Locations of Origin

Through experience gained from participating in CFSI and other multi-stakeholder responsible sourcing initiatives, we have concluded that requiring our contracted suppliers to complete the CMRT represents the most reasonable best effort we can make at this time to identify the mines and countries of origin of 3TGs contained in our products with the greatest possible specificity. To date, CFSI has validated through facility audits that its conflict-free smelters are not sourcing 3TGs in a manner that contributes to armed conflict, even for those sourcing from mines or smelters located in the Covered Countries.

We believe that encouraging other smelters and refiners to participate in the CFSP will improve our knowledge about the locations of 3TG mines in our raw materials supply chain. Microsoft supports the continued refinement and expansion of the list of participating smelters through our membership in CFSI, which oversees the CFSP. In addition, we have encouraged additional smelters to participate in the CFSP and be validated as a conflict-free smelter by contacting relevant smelters directly and by participating in outreach events to encourage greater smelter and refiner participation. We have also offered to visit smelters to facilitate their participation in the CFSP by funding a third party to help educate and prepare them for the audit process.

V. IMPROVEMENTS FROM 2013 CMR

Microsoft’s key 2014 accomplishments and improvements are detailed below. We made considerable progress although comparisons to the 2013 reporting cycle data are of limited utility due to supply chain complexities, increased supplier scope due to our acquisition of the Nokia Devices and Services Group, and year-to-year variances in the data pool.

•	The number of validated conflict-free smelters in Microsoft’s supply chain increased from 80 to 148 due to the integration of Nokia Devices and Services Group, enhanced supplier outreach, and maturation of CFSI’s CFSP.

•	Enhanced supplier data collection process by engaging an automated third party solution to help minimize responsible sourcing risks and ensure supplier accountability.

•	Strengthened supplier audit process to drive and improve supplier due diligence.

•	Refined Microsoft’s responsible sourcing escalation procedure for suppliers.

•	Developed new internal operational controls to standardize responsible sourcing data collection and reporting.

•	Initiated external review of Microsoft’s conflict minerals program by a third party audit firm to assess alignment with the OECD Guidance.

•	Initiated third party assistance to help smelters prepare for CFSI validation through the development of a pre-audit checklist that reflects Microsoft responsible sourcing requirements.

•	Enhanced engagement with external organizations, such as Pact and IRMA, that are committed to advancing responsible sourcing on a global basis by developing mining standards and addressing issues such as child labor in the mining industry.

VI. FUTURE MEASURES

Microsoft is committed to the sourcing of raw materials in ways that fundamentally support human rights, labor, health and safety, environment, and ethics. We will continue to enhance our ability to identify, assess, and rapidly mitigate any risk that 3TGs contained in our products might be benefitting or supporting armed groups in the Covered Countries or elsewhere. To that end, we intend to take the following steps to refine and improve our 3TG due diligence efforts:

•	Continue to refine and improve internal procedures and processes to enhance alignment with the OECD Guidance, including Microsoft’s supplier escalation process and supplier audit procedures.

•	Increase Microsoft’s level of engagement with suppliers by holding supplier forums, webinars, and providing resources through a Microsoft enabled supplier portal.

•	Continue to refine supplier data by conducting outreach where reported data is incomplete or uncertain, and direct suppliers to reporting resources.

•	Enhance use of tools for improved tracking, evaluating and storing of supplier 3TG due diligence data.

•	Strengthen engagement with relevant industry groups and external stakeholders to define and improve best practices and build supplier and smelter/refiner capabilities (including encouraging smelters/refiners to become CSFP compliant).

•	Continue active participation in the CFSI Smelter Engagement Team, which seeks to bring non-compliant smelters into the CFS Program.

•	Continue to engage with ARM, IRMA, Pact, and iTSCi to actively pursue responsible sourcing practices in the mineral supply chain.